SEC - 06009355 ION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 4 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Brokerage America, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 N. Meramec
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judith A. Payuk (314) 889-1067
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd. (Address) St. Louis (City), MO (State) 63132 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith A. Payuk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokerage America, L.L.C, as of Dec 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judith A. Payuk
Signature

Chief Compliance Officer

Christina Morton
Notary Public

CHRISTINA MORTON
Notary Public - Notary Seal
State of Missouri
St. Louis County
My Commission Expires April 27, 2009
Commission # 05694771

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE℠
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Independent Auditors' Report

To the Members
First Brokerage America LLC
Clayton, Missouri

We have audited the accompanying statements of financial condition of First Brokerage America LLC (the "Company") as of December 31, 2005 and 2004, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Brokerage America LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, L.L.C.

February 3, 2006

FIRST BROKERAGE AMERICA LLC

Statements of Financial Condition

December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and cash equivalents	**$ 923,920**	$ 690,988
Warrants	**5,025**	20,100
Investment securities	**158,310**	30,270
Accounts receivable, less allowance for doubtful accounts of $3,000 in 2005 and 2004	**173,324**	169,384
Property and equipment, net of accumulated depreciation of $118,931 and $97,707 in 2005 and 2004, respectively	**68,814**	40,306
Other assets	**7,626**	22,798
TOTAL ASSETS	**$ 1,337,019**	$ 973,846
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	**$ 194,053**	$ 98,071
Members' Equity		
Members' capital	**176,000**	176,000
Retained earnings	**875,181**	708,505
Accumulated other comprehensive gain (loss)	**91,785**	(8,730)
Total Members' Equity	**1,142,966**	875,775
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 1,337,019**	$ 973,846

The accompanying notes are an integral part of these financial statements.

FIRST BROKERAGE AMERICA LLC

Statements of Income
Years ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Concession and fee income:		
Gross concession and fee income	**$ 2,571,743**	$ 3,301,965
Less commissions	**823,271**	945,974
Net concession and fee income	**1,748,472**	2,355,991
Interest income	**16,276**	4,640
Miscellaneous income	**110,497**	93,522
Total Revenues	**1,875,245**	2,454,153
Expenses:		
Salaries and employee benefits	**669,146**	607,392
Trade clearing and execution fees	**174,307**	145,216
Rent	**124,335**	136,624
Travel	**122,937**	99,038
Office equipment	**11,277**	20,822
Professional fees	**19,630**	11,670
Licensing	**22,122**	26,215
Insurance	**25,647**	19,902
Depreciation	**24,984**	22,767
Other	**96,662**	101,519
Loss on expired warrants	**10,050**	-
Total Expenses	**1,301,097**	1,191,165
NET INCOME	**$ 574,148**	$ 1,262,988

The accompanying notes are an integral part of these financial statements.

FIRST BROKERAGE AMERICA LLC

Statements of Changes in Members' Equity

Years ended December 31, 2005 and 2004

	Members' Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Total Members' Equity
Balance at December 31, 2003	$ 176,000	$ 807,517	$ (10,650)	$ 972,867
Net income	-	1,262,988	-	1,262,988
Distributions to Members	-	(1,362,000)	-	(1,362,000)
Other comprehensive income; available-for-sale securities	-	-	1,920	1,920
Balance at December 31, 2004	176,000	708,505	(8,730)	875,775
Net income	-	574,148	-	574,148
Distributions to Members	-	(407,472)	-	(407,472)
Other comprehensive income; available-for-sale securities	-	-	100,515	100,515
Balance at December 31, 2005	$ 176,000	$ 875,181	$ 91,785	$ 1,142,966

The accompanying notes are an integral part of these financial statements.

FIRST BROKERAGE AMERICA LLC

Statements of Cash Flows
Years ended December 31, 2005 and 2004

		2005		2004
Cash flows from operating activities:				
Net income	$	**574,148**	$	1,262,988
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		**24,984**		22,767
Gain on sale of property and equipment		**-**		(2,331)
Loss on expired warrants		**10,050**		-
(Increase) decrease in operating assets:				
Accounts receivable and other assets		**11,232**		(98,275)
Increase (decrease) in operating liabilities:				
Accounts payable and accrued expenses		**95,982**		(77,461)
Net cash provided by operating activities		**716,396**		1,107,688
Cash flows from investing activities:				
Purchases of property and equipment		**(56,965)**		(25,030)
Proceeds from sale of property and equipment		**3,473**		3,831
Purchases of securities		**(22,500)**		-
Net cash used in investing activities		**(75,992)**		(21,199)
Cash flows from financing activities:				
Distributions to Members		**(407,472)**		(1,362,000)
Net cash used in financing activities		**(407,472)**		(1,362,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**232,932**		(275,511)
Cash and cash equivalents, beginning of year		**690,988**		966,499
Cash and cash equivalents, end of year	**$**	**923,920**	$	690,988

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

First Brokerage America LLC (the "Company") was created on February 27, 1997 and began operations on February 25, 1998. During 1997, the Members contributed $176,000 to the Company. The Company is owned equally by three Members. The Company is a registered broker/dealer and does not carry customer accounts or perform custodian functions relating to customer securities.

The Company is affiliated with First Banks, Inc. (First Banks) through common ownership. The Company currently operates in two First Banks subsidiary financial institutions, First Bank and First Bank and Trust, throughout Missouri, Illinois, Texas, and California.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At December 31, 2005, the Company had approximately $729,011 on deposit that is in excess of FDIC limits.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Concession and Fee Income

Concession and fee income and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Comprehensive Income

Accounting principles generally accepted in the United States of America normally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Warrants and Investment Securities

Warrants and investment securities are stated at fair value which approximates amortized cost. Unrealized gains or losses resulting from adjusting available-for-sale securities to fair value are reported as a separate component of the equity section of the balance sheet, as accumulated other comprehensive gain (loss).

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from one to five years. Depreciation expense for the years ended December 31, 2005 and 2004 was $24,984 and $22,767, respectively.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Income Taxes

Income taxes have not been provided in the financial statements since First Brokerage America LLC is treated as a partnership for income tax purposes and thereby the Members of the Company are liable for their own tax payments.

Note B - Warrants and Investment Securities

The Company owns warrants allowing them to purchase common stock of The Nasdaq Stock Market, Inc. during the period from June 28, 2002 through June 27, 2006 at specified prices. The value of these warrants was $5,025 and $20,100 at December 31, 2005 and 2004, respectively.

Additionally, the Company owns 3,000 shares of common stock of The Nasdaq Stock Market, Inc. (NASDAQ), which were purchased December 2000.

On June 14, 2005, the Company exercised a portion of the allowable warrants for 1,500 voting trust certificates for shares of common stock of The Nasdaq Stock Market, Inc. As noted in a letter from the National Association of Securities Dealers (the "NASD") dated January 12, 2006, there has been an arrangement made with NASDAQ for voting trust certificate holders to have the opportunity to sell their certificates in an "offering", or to participate in public resale of the voting trust certificates via a universal shelf registration which is scheduled to take place subsequent to the aforementioned offering.

As these voting trust certificates are treated as shares of common stock of NASDAQ for valuation purposes in the accompanying statements of financial condition, the value of investment securities, represented by 3,000 shares of common stock and 1,500 voting trust certificates, is $158,310 and $30,270 at December 31, 2005 and 2004, respectively.

Note C - Property and Equipment

Property and equipment consists of the following:

	2005	2004
Furniture and equipment	**$ 129,266**	$ 97,813
Automobiles	**58,479**	40,200
	187,745	138,013
Less accumulated depreciation	**(118,931)**	(97,707)
	$ 68,814	$ 40,306

Note D - Net Capital Requirements

The Company is subject to the Net Capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934. Under the provision, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

Note D - Net Capital Requirements (Continued)

At December 31, 2005, the Company had Net Capital of $566,227, which was $516,277 in excess of the required minimum and 34% of aggregate indebtedness.

Note E - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $35,000. This amount is included in cash and cash equivalents in the accompanying statements of financial condition.

Note F - Employee Benefits

Substantially all of the employees of the Company can elect to participate in First Banks' 401(k) plan, a self-administered savings and incentive plan. The plan assets are held and managed under a trust agreement with the trust department of First Bank. Under the plan, employer matching contributions are determined annually by First Banks' Board of Directors. Employee contributions are limited to 15% of the employee's annual compensation not to exceed $14,000 for 2005. The Company's contributions under the plan totaled $25,282 and $31,206 for the years ended December 31, 2005 and 2004, respectively.

The Company offers an unfunded non-qualified deferred compensation plan to select management and highly compensated individuals meeting various requirements. The plan is exempt from the participation, vesting, funding, and fiduciary requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants can contribute from 1% to 25% of salary plus up to 100% of bonuses on a pretax basis. Participant contributions to the plan totaled $17,288 and $0 for the years ended December 31, 2005 and 2004, respectively.

Note G - Related-Party Transactions

The Company has brokerage service agreements with First Bank and First Bank & Trust, subsidiaries of First Banks, whereby the Company pays a rental fee on a month-to-month basis. The monthly rental fee is based on factors including square feet occupied, number of representatives, continuing education, training, and volume of sales. The rental fee totaled $124,335 and $136,624 for the years ended December 31, 2005 and 2004, respectively. Accrued rent expense due to First Banks at December 31, 2005 and 2004 totaled $7,328 and $8,957, respectively, and is included in accounts payable and accrued expenses in the accompanying statements of financial condition.

First Banks paid $27,600 to the Company in 2005 and 2004 for access to information provided by the Company. These amounts are included in miscellaneous income in the accompanying statements of income.

Note H - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at its clearing broker. As is designated by the terms of the agreement, the account shall at all times contain cash, qualified securities, or a combination of both, having a market value of at least $35,000. This amount is included in cash and cash equivalents in the accompanying statement of financial condition.

Note I - Non-Cash Transactions

During the year ended December 31, 2005, the Company's cash flows were affected by the following non-cash transactions:

- Unrealized gain on available-for-sale securities of $100,515.
- Value of warrants exercised for purchase of investment securities of $5,025.

During the year ended December 31, 2004, the Company's cash flows were affected by the following non-cash transactions:

- Unrealized gain on available-for-sale securities of $1,920.

Supplemental Schedule

FIRST BROKERAGE AMERICA LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

COMPUTATION OF NET CAPITAL

Total Member's Equity (from Statement of Financial Condition)	$	1,142,966
Deductions and/or charges:		
Non-allowable assets:		
Due from affiliate, office equipment, investments not readily marketable, other assets		551,609
Net capital before haircuts on securities positions		591,357
Haircut on short-term investments		(25,130)
NET CAPITAL	$	566,227

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	194,053

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIREMENT	$	50,000
EXCESS NET CAPITAL		516,227
EXCESS NET CAPITAL AT 1000%		546,822
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		34%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by First Brokerage America LLC and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2005.

Supplemental Report

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Supplemental Report On Internal Control Required By Securities And Exchange Commission Rule 17a-5

To the Members
First Brokerage America LLC
Clayton, Missouri

In planning and performing our audit of the financial statements and supplemental schedule of First Brokerage America LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 3, 2006) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, L.L.C.

February 3, 2006